Exhibit 99.1

Weibo Reports Third Quarter 2015 Results

BEIJING, China, November 18, 2015—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                   Net revenues increased 48% year over year to $124.7 million, exceeding the Company’s guidance between $120 million and $123 million.

•                  Advertising and marketing revenue increased 62% year over year.

•                  Weibo Value Added Services (“Weibo VAS”) revenue increased 1% year over year, despite a 72% year-over-year decline in revenue from data licensing, a deemphasized business.

•                  Net income attributable to Weibo’s ordinary shareholders was $14.5 million, or diluted net income per share of $0.07, compared to a net loss of $6.7 million for the same period last year, or diluted net loss per share of $0.03.

•                  Non-GAAP net income attributable to Weibo’s ordinary shareholders was $22.1 million, or non-GAAP diluted net income per share of $0.10, compared to a non-GAAP net loss of $1.5 million for the same period last year, or non-GAAP diluted net loss per share of $0.01.

•                  Non-GAAP adjusted EBITDA was $26.5 million, compared to a non-GAAP adjusted EBITDA of $1.9 million for the same period last year.

•                      Monthly active users (“MAUs”) reached 222 million in September 2015, up 33% year over year. Mobile MAUs represented 85% of total MAUs in September 2015. Daily active users (“DAUs”) reached 100 million on average for September 2015, up 30% year over year.

“We continue to see strong momentum in Weibo’s advertising and marketing business, with non-Alibaba ad revenues growing 100% year over year in RMB and ad customers in the quarter reaching close to half a million,” said Gaofei Wang, Weibo’s CEO. “On the user side, strong consumption of video, photo and key opinion leader content are contributing to the robust growth of Weibo traffic. For example, daily video views on Weibo in September 2015 grew 9.7 times from the same period last year.”

Third Quarter 2015 Financial Results

For the third quarter of 2015, Weibo reported net revenues of $124.7 million, compared to $84.1 million for the same period last year. Advertising and marketing revenue for the third quarter of 2015 totaled $105.9 million, compared to $65.4 million for the same period last year. Weibo VAS revenue for the third quarter of 2015 totaled $18.9 million, compared to $18.8 million for the same period last year.

Costs and expenses for the third quarter of 2015 totaled $110.8 million, compared to $92.0 million for the same period last year. Non-GAAP costs and expenses for the third quarter of 2015 was $103.2 million, compared to $88.1 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in infrastructure costs resulting from traffic growth and strong multi-media consumption, higher game and other revenue share and value added taxes associated with higher revenues, and an increase in personnel-related costs.

Income from operations for the third quarter of 2015 was $13.9 million, compared to a loss from operations of $7.8 million for the same period last year. Non-GAAP income from operations for the third quarter of 2015 was $21.5 million, compared to a non-GAAP loss from operations of $3.9 million for the same period last year.

Non-operating income for the third quarter of 2015 was $1.4 million, compared to a non-operating loss of $0.3 million for the same period last year.

Net income attributable to Weibo’s ordinary shareholders for the third quarter of 2015 was $14.5 million, or net income per share of $0.07, compared to a net loss of $6.7 million for the same period last year, or net loss per share of $0.03. Non-GAAP net income attributable to Weibo’s ordinary shareholders for the third quarter of 2015 was $22.1 million, or diluted net income per share of $0.10, compared to a non-GAAP net loss of $1.5 million for the same period last year, or net loss per share of $0.01.

As of September 30, 2015, Weibo’s cash, cash equivalents and short-term investments totaled $353.3 million. For the three months ending September 30, 2015, cash, cash equivalents and short-term investments increased $16.2 million. For the third quarter of 2015, cash provided by operating activities was $71.0 million, capital expenditures totaled $0.6 million, and depreciation and amortization expenses amounted to $5.1 million.

Recent Development

On November 5, 2015, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Charles Chao and Mr. Yichen Zhang as directors of the Company.

Business Outlook

For the fourth quarter of 2015, Weibo estimates that its net revenues to be between $146 million and $149 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo’s ordinary shareholders and non-GAAP adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, change in fair value of investor option liability, gain (loss) on the sale of investments and impairment on investments, and dividend income from investments. In addition, non-GAAP adjusted EBITDA excludes depreciation expenses, interest income (expenses) and income tax expenses (benefits). The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of GAAP and Non-GAAP Measures.”

The unaudited condensed consolidated statements of operations and balance sheets have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods. Impact of such funds to each period was not significant.

Conference Call

Weibo will host a conference call at 8 PM — 9 PM Eastern Time on November 18, 2015 (or 9 AM — 10 AM Beijing Time on November 19, 2015) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, November 25, 2015. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10076332.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 28, 2015 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3112

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2015	2014	2015	2015	2014
		Restated (a)			Restated (a)
Net revenues:
Advertising and marketing	$105,861	$65,373	$87,867	$272,888	$176,809
Weibo VAS	18,873	18,757	19,975	55,978	52,151
Total net revenues	124,734	84,130	107,842	328,866	228,960

Costs and Expenses:
Cost of revenues (b)	37,241	20,670	33,689	99,855	57,813
Sales and marketing (b)	30,106	32,434	28,514	89,806	86,307
Product development (b)	37,493	31,757	35,009	106,830	92,720
General and administrative (b)	5,996	7,115	8,292	20,660	18,873
Total costs and expenses	110,836	91,976	105,504	317,151	255,713
Income (loss) from operations	13,898	(7,846)	2,338	11,715	(26,753)

Non-operating (loss) income:
Change in fair value of investor option liability	—	—	—	—	(46,972)
Gain on sale of and impairment on investments, net	(462)	(2,200)	608	146	(2,040)
Interest and other income , net	1,818	1,944	1,621	4,895	3,758
	1,356	(256)	2,229	5,041	(45,254)

Income (loss) before income tax expenses	15,254	(8,102)	4,567	16,756	(72,007)
Income tax benefits (expenses)	(1,030)	441	(414)	(1,439)	1,749

Net income (loss)	14,224	(7,661)	4,153	15,317	(70,258)
Less: Net income (loss) attributable to noncontrolling interest	(253)	(930)	(43)	(306)	(505)

Net income (loss) attributable to Weibo’ ordinary shareholders	$14,477	$(6,731)	$4,196	$15,623	$(69,753)

Basic net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.07	$(0.03)	$0.02	$0.08	$(0.38)
Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.07	$(0.03)	$0.02	$0.07	$(0.38)

Shares used in computing basic net income (loss) per share attributable to Weibo’s ordinary shareholders	209,356	201,302	207,512	207,287	181,548
Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	217,681	201,302	218,125	217,426	181,548

(a) The unaudited condensed combined and consolidated statements of operations have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods.

(b) Stock-based compensation in each category:

Cost of revenues	$380	$205	$289	$921	$561
Sales and marketing	924	525	735	2,353	1,215
Product development	3,028	1,156	2,401	7,737	2,737
General and administrative	2,917	1,757	3,568	8,778	4,759

WEIBO CORPORATION

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2015	2014
		Restated (a)
Assets
Current assets:
Cash and cash equivalents	$203,776	$284,865
Short-term investments	149,521	166,414
Accounts receivable, net	102,543	120,210
Prepaid expenses and other current assets	37,902	18,375
Amount due from SINA	3,878	—
Current assets subtotal	497,620	589,864

Property and equipment, net	24,051	30,874
Goodwill and intangible assets, net	14,020	15,191
Investments	225,839	63,777
Other assets	24,349	3,808
Total assets	$785,879	$703,514

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$2,276	$2,420
Accrued liabilities	146,967	87,595
Deferred revenues	31,933	20,957
Amount due to SINA	—	24,279
Current liabilities subtotal	181,176	135,251

Long-term liabilities	579	873
Total liabilities	181,755	136,124

Shareholders’ equity :
Weibo ordinary shareholders’ equity	596,357	559,204
Non-controlling interest	7,767	8,186
Total shareholders’ equity	604,124	567,390

Total liabilities and shareholders’ equity	$785,879	$703,514

(a)The unaudited condensed combined and consolidated statements of balance sheet have been prepared assuming that the Weibo funds acquired from SINA on June 30, 2015 had been in existence throughout the periods.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2015				September 30, 2014				June 30, 2015
					Restated
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$105,861			$105,861	$65,373			$65,373	$87,867			$87,867
Weibo VAS	18,873			18,873	18,757			18,757	19,975			19,975
Net revenues	$124,734			$124,734	$84,130			$84,130	$107,842			$107,842

		(7,249	)(a)			(3,643	)(a)			(6,993	)(a)
		(364	)(b)			(277	)(b)			(373	)(b)
Total costs and expenses	$110,836	$(7,613)		$103,223	$91,976	$(3,920)		$88,056	$105,504	$(7,366)		$98,138

		7,249	(a)			3,643	(a)			6,993	(a)
		364	(b)			277	(b)			373	(b)
Income (loss) from operations	$13,898	$7,613		$21,511	$(7,846)	$3,920		$(3,926)	$2,338	$7,366		$9,704

		7,249	(a)			3,643	(a)			6,993	(a)
		262	(b)			214	(b)			268	(b)
		150	(c)			1,359	(c)			(516	)(c)
Net income (loss) attributable to Weibo’s ordinary shareholders	$14,477	$7,661		$22,138	$(6,731)	$5,216		$(1,515)	$4,196	$6,745		$10,941

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.07			$0.10	$(0.03)			$(0.01)	$0.02			$0.05

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	217,681			217,681	201,302			201,302	218,125			218,125

Non-GAAP adjusted EBITDA:

Non-GAAP net income (loss)				$22,138				$(1,515)				$10,941
Depreciation expenses				4,696				5,739				5,521
Interest income, net				(1,433)				(1,983)				(1,562)
Income tax expenses (benefits)				1,121				(378)				507
Non-GAAP adjusted EBITDA				$26,522				$1,863				$15,407

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Nine months ended
	September 30, 2015				September 30, 2014
					Restated
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$272,888			$272,888	$176,809			$176,809
Weibo VAS	55,978			55,978	52,151			52,151
Net revenues	$328,866			$328,866	$228,960			$228,960

		(19,789	)(a)			(9,272	)(a)
		(1,108	)(b)			(830	)(b)
Total costs and expenses	$317,151	$(20,897)		$296,254	$255,713	$(10,102)		$245,611

		19,789	(a)			9,272	(a)
		1,108	(b)			830	(b)
Income (loss) from operations	$11,715	$20,897		$32,612	$(26,753)	$10,102		$(16,651)

						9,272	(a)
		19,789	(a)			619	(b)
		799	(b)			1,367	(c)
		(366	)(c)			46,972	(d)
Net income (loss) attributable to Weibo’s ordinary shareholders	$15,623	$20,222		$35,845	$(69,753)	$58,230		$(11,523)

Diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	$0.07			$0.16	$(0.38)			$(0.06)

Shares used in computing diluted net income (loss) per share attributable to Weibo’s ordinary shareholders	217,426			217,426	181,548			181,548

Non-GAAP adjusted EBITDA:

Non-GAAP net income (loss)				$35,845				$(11,523)
Depreciation expenses				15,476				16,202
Interest income, net				(4,376)				(3,728)
Income tax benefits				1,716				(1,538)
Non-GAAP adjusted EBITDA				$48,661				$(587)

(a)  To adjust stock-based compensation.

(b)  To adjust amortization of intangible assets and tax provision on amortization of acquired intangible assets.

(c)  To adjust gain (loss) on sale of investments,(impairment) on investments, net, and dividend income from investments.

(d)  To adjust the change in fair value of investor option liability.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2015	2014	2015	2015	2014

Net revenues
Advertising and marketing:
Advertising and marketing other than Alibaba	$73,331	$37,845	$59,444	$177,442	$107,238
Alibaba	32,530	27,528	28,423	95,446	69,571
Subtotal	105,861	65,373	87,867	272,888	176,809

Weibo VAS	18,873	18,757	19,975	55,978	52,151
	$124,734	$84,130	$107,842	$328,866	$228,960